Exhibit 12.2
ARIZONA PUBLIC SERVICE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Twelve Months Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income from Continuing Operations	$262,344	$283,940	$269,730	$170,479	$199,627
Income taxes	107,261	151,157	138,927	98,010	120,030
Fixed charges	213,583	202,044	191,174	178,437	181,372

Total earnings	$583,188	$637,141	$599,831	$446,926	$501,029

Fixed Charges:
Interest charges	$183,503	$170,594	$158,769	$145,502	$146,983
Amortization of debt discount	4,702	4,639	4,363	4,085	4,854
Estimated interest portion of annual rents	25,378	26,811	28,042	28,850	29,535

Total fixed charges	$213,583	$202,044	$191,174	$178,437	$181,372

Ratio of Earnings to Fixed Charges (rounded down)	2.73	3.15	3.13	2.50	2.76